ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Newcastle Resources Ltd. (the “Company”)
Suite 605 – 475 Howe Street
Vancouver, BC V6C 2B3

Item 2.	Date of Material Change

April 14, 2009

Item 3.	News Release

News Release dated April 17, 2009 was disseminated via Stockwatch and Market News on April 17, 2009.

Item 4.	Summary of Material Change

The Company announced that it has entered into an option and purchase agreement (the “Agreement”) on April 14, 2009 with Premier Gold Mines Limited (“Premier”), whereby it agreed to grant to Premier, subject to a 3% net smelter return royalty (“NSR”), an option to acquire 100% of all right, title and interest in ten patented mining claims, the Lennie Property. Premier has agreed to pay the Company an aggregate of $400,000 in cash payments and issue an aggregate of 160,000 shares of Premier in prescribed amounts over three years, including $100,000 and 40,000 shares on signing of the Agreement. A 3.0% NSR is payable to the Company, of which one-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000. In order to maintain the option in good standing, Premier must incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 during the first year.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See attached Schedule “A”.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Brent Petterson
Chief Financial Officer and Director
604.684.4312

Item 9.	Date of Report

April 17, 2009.

Schedule “A”

NEWCASTLE RESOURCES LTD.
Suite 605 – 475 Howe Street
Vancouver, BC V6C 2B3

April 17, 2009

NEWCASTLE RESOURCES OPTIONS LENNIE PROPERTY

FOR IMMEDIATE RELEASE:

Newcastle Resources Ltd. (OTCBB: NCSLF) (“Newcastle”) is pleased to announce that it has entered into an Option and Purchase Agreement (the “Agreement”) on April 14, 2009 with Premier Gold Mines Limited (“Premier”), whereby it agreed to grant to Premier, subject to a 3% net smelter return royalty (“NSR”), an option to acquire 100% of all right, title and interest in ten patented mining claims, the Lennie Property, located immediately northeast of the world class Red Lake Gold Mines complex.

Lennie Property

The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake. It covers the important unconformity between the ore-hosting Balmer volcanic rocks and the overlying sedimentary rocks. Folded ultramafic rocks and conjugate fault structures will be the focus of an exploration program that will begin immediately on the property, including diamond drilling.

The last exploration to occur on the Lennie Property was a small, shallow drill program in 1996. That program intersected faults containing mineralized quartz-carbonate veins in Balmer rocks. It is anticipated that deep drilling will begin in the spring to test these potential faults as well as other targets.

In order to exercise the option, Premier has agreed to pay an aggregate of $400,000 in cash payments and issue an aggregate of 160,000 shares of Premier in prescribed amounts over three years, including $100,000 and 40,000 shares on signing of the Agreement. A 3.0% NSR is payable to Newcastle, of which one-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000. In order to maintain the option in good standing, Premier must incur a minimum of $750,000 in exploration expenditures over the three year option term, including $250,000 during the first year.

A complete copy of the Agreement is available on SEDAR at www.sedar.com.

For further information, please contact:

Brent Petterson, CFO	Phone: 604-684-4312	Fax: 604-608-4740